April 4, 2013

FILED VIA SEDAR

To:           British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:	SilverCrest Mines Inc. (the "Company") SEDAR Project No. 02027287 SEDAR Project No. 02027289

The enclosed amended annual MD&A of the Company for the year ended December 31, 2012 is being re-filed because the original annual MD&A of the Company filed on March 14, 2013 did not include management’s report on the Company’s disclosure controls and procedures and internal control over financial reporting.

No other changes were made to the annual MD&A as originally filed on March 14, 2013.

Yours truly,

“Barney Magnusson”
___________________
Barney Magnusson
Chief Financial Officer of
SilverCrest Mines Inc.

Enc.

_____________________________________________________________________________________________
570 Granville Street – Suite 501; Vancouver, BC Canada V6C 3P1
Tel: 604-694-1730 Fax: 604-694-1761 www.silvercrestmines.com

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

This Amended Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and twelve months ended December 31, 2012. The MD&A should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2012 and 2011 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All amounts are stated in United States dollars unless otherwise indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is March 12, 2013. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 18 of this MD&A is advised.

Cautionary Note to U.S. Investor’s concerning Estimates of Reserves and Measured, Indicated and Inferred Resources:

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).

Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations there under.

HIGHLIGHTS FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2012

•
Generated cash flow from operations before changes in working capital items of $10.6 million [$0.11 per share] in the fourth quarter and $40.1 million [$0.44 per share] for 2012, compared to $6.8 million [$0.08 per share] and $14.7 million [$0.19 per share], respectively for 2011. (Refer to Non-IFRS Performance Measures section).

•
Cash operating cost per silver equivalent ounce sold was $8.05 for the quarter and $7.39 for 2012, compared to $5.65 and $6.07 per silver equivalent ounces sold, respectively for 2011. (Refer to Non-IFRS Performance Measures section). Cash cost per ounce sold for the year of $7.39 for 2012 was approximately 10% better than market guidance of $8.20 per silver equivalent ounce sold.

•	Total revenues of $18.2 million in the fourth quarter and $70.5 million for 2012, compared to $18.3 million and $41.9 million, respectively for 2011.

•
Net earnings of $13.6 million [$0.14 per share] in the fourth quarter and $30.5 million [$0.33 per share] for 2012, compared to $9.9 million [$0.11 per share] and $9.5 million [$0.12 per share], respectively for 2011.

•	Cash, cash equivalents and short term investments increased to $48.1 million (December 31, 2011 - $25.9 million).

•
In the fourth quarter, the Company completed a prospectus offering for total gross proceeds of CAD$34,500,863. The Company issued a total of 13,529,750 common shares of the Company at a price of CAD$2.55 per share. The offering was underwritten by Dundee Securities Ltd. and Canaccord Genuity Corp. and included ROTH Capital Partners, LLC (together, the “Underwriters”). The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the offering.

•
In the fourth quarter, the Company paid out the remaining 29,000 ounces of gold on the Hedging Facility. The payout totalling $23,254,800 was financed from the offering. SilverCrest is a completely unhedged silver and gold producer.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

HIGHLIGHTS FOURTH QUARTER AND YEAR ENDED DECEMBER 31, 2012 (continued)

•	Santa Elena Mine operating statistics:

2012	2011	Q4 2012	Q4 2011
Silver ounces produced	579,609	377,071	153,863	131,045
Gold ounces produced	33,004	26,969	7,831	9,536

Silver ounces sold	588,312	344,724	171,714	120,199
Gold ounces sold	34,834	23,962	8,444	9,702

Tonnes crushed and loaded on pad	1,157,226	1,007,716	308,693	318,928
Average silver ore grade (gpt) loaded on pad	47.95	44.81	59.59	49.55
Average gold ore grade (gpt) loaded on pad	1.43	1.82	1.42	1.90

•	Completed Phase II leach pad construction at Santa Elena on schedule and on budget adding 2 years of capacity.

•	Completed over 1,000 metres of underground ramp construction and development for preparation of underground mining in 2014.

•	Installed new conveyor and stacker system for ore transport to the leach pad reducing operating costs.

•	Secured major long lead time items for construction of a new conventional 3,000 tonnes per day (tpd) CCD processing facility during 2013.

•	Completion of approximately 30,000 metres of drilling which;

▪	1) confirmed and detailed underground resources to be converted to reserves,

▪	2) discovered the new “El Cholugo” and “El Cholugo Dos” gold and silver zones adjacent to the Main Mineralized Zone currently being mined and

▪	3) extended the Main Mineralized Zone more than 300 metres along strike and down plunge.

•
Announced the final results of the Phase II drill program at the La Joya Project. Drilling to date successfully extended the Main Mineralized Trend (“MMT”) beyond the area containing the Phase I resources. Drilling and surface sampling has now extended the Trend to approximately 2.5 kilometres with an average width of approximately 700 metres. (Refer to La Joya Project section for details of the January 29th, 2013, Updated Resource Announcement on Phase II).

RECENT CORPORATE DEVELOPMENTS

January 31, 2013, SilverCrest announced the appointment of Mr. Marcio Fonseca (P.Geo.) to the newly created position of Vice President, Corporate Development. In his new position, Mr. Fonseca will be responsible for developing, implementing and executing all aspects of SilverCrest’s corporate development opportunities designed to accelerate the Company’s growth and enhance its shareholder’s value. Mr Fonseca’s responsibilities will be to forge new and strengthen existing relationships with institutional and retail investors, source and evaluate opportunities for corporate and property acquisitions, develop and implement corporate financial strategies and raise the corporate profile of the Company in the general investment community through marketing and presentation of the Company’s assets and plans for growth

Mr. Fonseca has more than 20 years of experience in international mine finance, corporate and project evaluation.  Most recently Mr. Fonseca was a Division Director in Macquarie Metals and Energy Capital (Canada) ltd, where he developed a successful career over the last 9 years, focused on equity and debt financing for the mining sector. Mr Fonseca has been directly involved in successful mining financings for the development of mining projects worldwide.

SilverCrest is delighted that Mr. Fonseca has chosen to join SilverCrest’s senior management team. Mr. Fonseca’s broad skill set and experience in international mining finance and project development will be extremely valuable in the advancement of the Company’s position as a mid-tier precious metals producer.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (TSX VENTURE: SVL) (NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 kilometres (“km”) northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The Santa Elena Mine is currently a high-grade open pit, epithermal gold and silver producer, with an estimated life of mine cash cost for the open pit heap leach phase of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the current 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

In 2009, the Company financed the construction of the Santa Elena Mine with a brokered private placement of CAD$6,325,000, a gold production contract with Sandstorm Gold Ltd. (”Sandstorm”) of $12,000,000 and a project loan with Macquarie Bank Limited (“MBL”) of $12,500,000. Construction was completed in September 2010. The capital cost of construction of the fully financed project was approximately $20,000,000. The Santa Elena Mine commenced production on September 9, 2010, with the pouring of the first gold and silver dore bar. Commercial production was declared on July 13, 2011, with the second quarter of 2011 being the first period whereby revenues and expenses were presented in the consolidated statement of operations.

On April 12, 2011, the Company announced the results of a Preliminary Economic Assessment (“PEA”) NI 43-101 Technical Report that contemplates expanding production at Santa Elena to an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold over a 10-year mine life. This would be a 52% increase from the current production level. The estimated life of mine cash cost is $9.70 per ounce of silver equivalent.

The La Joya Property located approximately 75 kilometres southeast of the city of Durango, Mexico, is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has an option to acquire a 100% interest in 10 contiguous mineral concessions (7 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions) encompassing a total of approximately 1,633 hectares at a total cost of $4.18 million ($0.41 million paid) and subject to a 2% NSR royalty from production of minerals. The remaining 5 contiguous mineral concessions encompass a total of approximately 9,023 hectares, and were staked directly by the Company.

The Company’s other active mineral property is the Cruz de Mayo Project (Mexico). In addition the Company retains the rights to the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

SilverCrest has successfully transitioned from an exploration/development stage Company to a producer of silver and gold with a strong financial position, operational revenues and comprehensive earnings.

MILESTONES TARGETED FOR 2013

For 2013, SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena low cost open pit silver and gold mine, complete the construction of a new 3,000 tonne per day mill facility on schedule and on budget, complete an update of the Santa Elena Resources, Reserves and Life of Mine Plan (“LOMP”) and to rapidly advance the delineation of a large polymetallic deposit at the La Joya Property by completing a PEA and further definition drilling of the silver equivalent resource at La Joya. Specific corporate targets are as follows:

Santa Elena Open Pit Production

•	Estimated 2013 production of 625,000 ounces of silver and 33,000 ounces of gold (2.4 million ounces of silver equivalent, Ag:Au 55:1) with consistent production levels expected each quarter.

•	Estimated 2013 operating costs of $20.7 million including inventory adjustment.

•	Estimated cash operating cost of $8.50 per ounce silver equivalent sold (Ag:Au 55:1).

•	Estimated operational sustaining capital expenditure of $1.0 million.

Santa Elena Expansion

•	Complete construction of new conventional 3,000 tpd CCD processing facility on schedule and on budget - Capital assigned for 2013 is $53.2 million.

•	Complete underground decline development of main ramp that will enable physical access to ore underground for direct mill feed commencing H2-2014 - Capital assigned for 2013 is $7.8 million.

•	Complete Pre-Feasibility Study on Expansion Plan (mill, underground and re-processing leach pad material) including Resource, Reserve and LOMP revisions.

•	Complete surface drilling of approximately 15,000 metres to expand additional resources - Capital assigned for 2013 is $3.2 million.

La Joya Project

•	Announcement of revised resource estimation using Phase II drill program results; (Completed – January 29th, 2013).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

MILESTONES TARGETED FOR 2013 (continued)

•	File Updated Resource Estimate NI43-101 Technical Report in Q1 2013.

•	Complete and File a PEA NI43-101 Technical Report evaluating the high grade portion of the deposit as a potential “Starter” Pit.

•
Complete Phase III drilling program of approximately 80 holes: core (60) and reverse circulation (20) drill holes for in-fill and expansion of current resources. Capital assigned for 2013 is $6 million.

•
Complete final staged payments of approximately $4.0 million under the La Joya agreements to acquire 100% of the 10 mineral concessions under option. The final payments can be made by a combination of cash and shares.

•	Continue to Explore the Coloradito, La Esperanza and Santo Nino targets which are adjacent to the MMT.

•	Explore newly defined geophysical targets, La Paloma and El Pino within the current land position.

•	Complete further metallurgical test work to initially determine amenability and potential polymetallic recoveries for silver, gold, copper, tungsten, molybdenum, tin, zinc and lead.

KEY FINANCIAL PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

•	Adequate financing and investor support.

•	Production rates, operating costs and efficiencies at Santa Elena.

•	Commodity prices and foreign exchange rates.

Adequate financing and investor support

Historically, the major sources of liquidity have been the capital markets and project financing. With proceeds from the sale of silver and gold from the Santa Elena project and the October 2012, bought deal financing of CAD$34.5 million, SilverCrest expects to be able to meet its financial commitments and requirements for the coming year.

Production rates, operating costs and efficiencies at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade of ore mined, the amount of metals produced, the level of operating costs, and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are entirely outside the control of SilverCrest and may impact the long term viability of exploration projects, current operations and the financial position of the Company.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

RESULTS OF OPERATIONS
	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Revenues (1)
Silver revenue	$5,496,056	3,812,535	$18,595,436	12,086,871
Gold revenue - cash basis	12,113,893	8,189,781	44,861,498	19,752,954
	17,609,949	12,002,316	63,456,934	31,839,825
Gold revenue - non cash
- adjustment to market spot price	-	5,527,824	4,448,553	13,081,984
- amortization of deferred revenue	633,783	728,209	2,614,598	1,804,352
	18,243,732	18,258,349	70,520,085	46,726,161
- capitalized to Santa Elena (2)	-	-	-	(4,856,037)
Revenues reported	18,243,732	18,258,349	70,520,085	41,870,124

Cost of sales	5,156,489	3,764,200	18,307,681	9,526,888
Depletion, depreciation and accretion	1,484,549	1,528,869	5,931,042	3,386,674
Mine operating earnings	11,602,694	12,965,279	46,281,362	28,956,562

Income (expenses)
General and administrative expenses	(2,106,039)	(1,705,554)	(5,568,582)	(4,093,438)
Share-based compensation	(825,202)	(501,640)	(1,477,301)	(1,573,322)
Foreign exchange gain	534,417	268,272	194,728	167,815
Interest income	127,788	120,055	301,683	243,247
Finance costs	-	(842,636)	-	(1,397,488)
Gain (loss) on derivative instruments	1,569,370	908,683	(3,839,146)	(11,497,957)
	(699,666)	(1,752,820)	(10,388,618)	(18,151,143)
Earnings before taxes	10,903,028	11,212,459	35,892,744	10,805,419

Taxes
Current income tax recovery (expense)	3,494,000	(985,000)	(4,156,000)	(985,000)
Deferred tax expense	(781,000)	(364,000)	(1,261,000)	(364,000)
Net earnings	13,616,028	9,863,459	30,475,744	9,456,419

Other comprehensive earnings (loss)
Exchange (loss) gain on translation to US Dollars	(300,900)	520,196	561,523	(1,022,390)

Comprehensive earnings for the period	$13,315,128	$10,383,655	$31,037,267	$8,434,029

Weighted average number of common shares outstanding	100,441,504	86,663,595	91,959,307	78,909,624
Earnings per common share - basic	$0.14	$0.11	$0.33	$0.12
Earnings per common share - diluted	$0.13	$0.11	$0.32	$0.11

(1) Per "IFRS 18 - Revenue", revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.
(2) - Prior to commencement of commercial production, April 1, 2011, proceeds from the sale of silver and gold and related operating expenses were capitalized to the Santa Elena Mine Assets.

Comparison of the three months ended December 31, 2012 to December 31, 2011

Net earnings were $13,616,028 ($0.14 per share basic) for the fourth quarter compared with $9,863,459 ($0.11 per share basic) in 2011. The increase in net earnings was mainly driven by a reduction in our annual Mexican income tax estimate. The settlement of the Hedging Facility during the fourth quarter made the Company eligible for current income tax deduction.

Silver and gold revenues totalled $18,243,732 (2011 - $18,258,349) in the fourth quarter. Silver and gold revenues on a cash basis increased by 47% to $17,609,949 (2011 - $12,002,316), from record silver sales and more gold sales realized at market spot prices.

Silver sales were a quarterly record of 171,714 ounces (2011 – 120,199), or 43% higher than during the same period in 2011. The average realized price received was consistent at $32 (2011 - $32) per ounce.

Gold sales were 8,444 ounces (2011 – 9,702) or 13% below 2011. The Company sold 6,755 gold ounces (2011 – 400) at market spot realized prices of $1,706 (2011 - $1,744) per ounce.  There were no gold ounces (2011 – 7,362) delivered into the Hedging Facility at $926.50 per ounce as the Facility was settled in cash from a portion of the proceeds of the $34.5 million prospectus offering. The Company delivered 1,689 gold ounces (2011 – 1,940) to Sandstorm at $350 per ounce.

Non-cash gold revenues attributed to deferred revenue totaled $633,783 (2011 - $728,209). The non-cash amount attributed to the Hedging Facility deliveries in the fourth quarter was $nil (2011 - $5,527,824). The non-cash amounts with respect to the Hedging Facility represented the difference between the market spot price at the date of delivery of gold (2011- average realized price of $1,676 per ounce) and the hedge price of $926.50 per ounce settled.

Cost of sales amounted to $5,156,489 (2011 - $3,764,200). Cash cost per silver equivalent ounce sold amounted to $8.05, Au:Ag 55.6:1 (2011 - $5.65, (Au:Ag 56.3:1), 2012 corporate market guidance estimate was $8.20 per silver equivalent ounce, (Au:Ag 55:1)) (This is a NON-IFRS Performance Measure). The main drivers in the increase of cash cost per silver equivalent ounce sold from previous 2012 quarters were higher overall operating costs based on lower grade ore mined using a lower cutoff grade (0.2 gpt Au equivalent versus 0.38 used in 2011), and salary and other benefit increases, which corresponded to an increase in the average silver equivalent ounce value loaded on the leach pad and recorded in cost of sales.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

RESULTS OF OPERATIONS (continued)

General and administrative expenses increased to $2,106,039 (2011 - $1,705,554) primarily due to an increase in remuneration and regulatory expenses. Remuneration increased to $1,158,075 (2011 - $964,197) with greater bonuses paid in December to management and employees.  Regulatory fees and expenses increased to $58,819 (2011 - $13,366) with additional fees for listing on NYSE MKT and TSX-V. SilverCrest commenced trading on the NYSE MKT in August 2012.

Share-based compensation increased to $825,202 (2011 - $501,640) with the vesting of a greater number of options. During the fourth quarter, SilverCrest granted 1,760,000 (2011 – 540,000) incentive stock options with a weighted average fair value per option granted of CAD$1.35 (2011 – CAD$0.59).

Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative gain (loss) relates to the incremental fair value of the MBL Hedging Facility, which represents the difference between the market spot price of gold at the quarter end and strike price of $926.50 per ounce. Gain on derivative instruments during the period amounted to $1,569,370 (2011 – $908,683) as result of the fair value adjustment. With the Hedging Facility now fully repaid, this non-cash adjustment will be eliminated in future reporting periods.

In the fourth quarter, current income tax recovery (expense) amounted to $3,494,000 (2011 – ($985,000)), mainly from the eligible deduction for income tax purposes of the Hedging Facility cash settlement. Deferred tax expense amounted to $781,000 (2011 – $364,000), primarily from recognizing an income tax deduction on exploration drilling and related costs incurred during the quarter at Santa Elena and the Cruz de Mayo.

Exchange (loss) gain on translation to US Dollars amounted to ($300,900) (2011 – $520,196) due to the weakening in the fourth quarter of the Canadian dollar against the US dollar. The Company’s Canadian assets were translated at US$1.00 = CAD$0.9837 at September 30, 2012 and US$1.00 = CAD$0.9949 at December 31, 2012.

Comparison of the year ended December 31, 2012 to December 31, 2011

Net earnings were $30,475,744 ($0.33 per share basic) for 2012, compared with $9,456,419 ($0.12 per share basic) in 2011. The significant increase in net earnings is driven by continued improvements in operating performance since commercial production was declared during the second quarter of 2011.

Revenues from silver and gold sales totalled $70,520,085 (2011 – $41,870,124) for 2012, which includes $63,456,934 (2011 - $31,839,825) received on a cash basis, $4,448,553 (2011 – $13,081,984) of non-cash revenues due to adjustments to gold spot market prices related to Hedging Facility deliveries and $2,614,598 (2011 - $1,804,352) related to amortization of deferred revenues associated with the Sandstorm Agreement.

SilverCrest sold 588,312 ounces of silver (2011 – 344,724), 71% higher than 2011 at average realized prices of $32 (2011 - $35).  SilverCrest sold 34,834 ounces of gold (2011 – 23,962), 45% higher than 2011. The Company sold 21,383 ounces of gold (2011 – 400) at market spot realized prices of $1,703 (2011 - $1,744) per ounce. The Company delivered 6,484 ounces of gold (2011 – 18,769) into the Hedging Facility at $926.50 per ounce before it was fully settled in November, and delivered 6,967 ounces of gold (2011 – 4,793) to Sandstorm at $350 per ounce.

Non-cash gold revenues totalled $7,063,151 (2011 - $14,886,336). Gold delivered into the Hedging Facility totalled 6,484 ounces (2011 – 18,769) at an average realized price of $925 (2011 – $926). The non cash amount reported of $4,448,553 (2011 – $13,081,984) represents the difference between the market spot price at the date of delivery for gold (at an average realized price of $1,611 (2011 - $1,588) per ounce) and the hedge price of $926.50 per ounce settled. Amortization of deferred revenue associated with the Sandstorm Agreement was $2,614,598 (2011 - $1,804,352).

Cost of sales amounted to $18,307,681 (2011 - $9,526,888). Cash cost per silver equivalent ounce sold amounted to $7.39, Au:Ag 54.3:1 (2011 - $6.07, (Au:Ag 50.4:1), 2012 corporate market guidance estimate was $8.20 per silver equivalent ounce, (Au:Ag 55:1))  (Refer to NON-IFRS Performance Measures section). The main driver in the increase of cash cost per silver equivalent ounce sold, was higher overall operating costs from more tonnes mined, more tonnes crushed and salary and other benefit increases, which corresponded to an increase in the average silver equivalent ounce value loaded on the leach pad and recorded in cost of sales. Cash cost per silver equivalent ounce sold for the year of $7.39 was approximately 10% better than market guidance of $8.20.

General and administrative expenses increased to $5,568,582 (2011 - $4,093,438) primarily due to an increase in remuneration, regulatory and trade shows and related travel expenses. Remuneration increased to $2,285,866 (2011 - $1,695,523) with the addition of new personnel and increased compensation and bonuses for management and employees.  Regulatory fees and expenses increased to $191,571 (2011 - $85,449) with additional fees for listing on NYSE MKT and the TSX-V.  Trade shows and travel increased to $645,788 (2011 - $347,676) from increased attendance at tradeshows, conferences and investor presentations in Europe and throughout North America.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

RESULTS OF OPERATIONS (continued)

Share-based compensation decreased to $1,477,301 (2011 - $1,573,322) with the vesting of fewer options. SilverCrest granted 1,760,000 (2011 – 2,415,000) incentive stock options in 2012, with a weighted average fair value per option granted of CAD$1.35 (2011 – CAD$0.88). Loss on derivative instruments amounted to $3,839,146 (2011 – $11,497,957).  With the Hedging Facility now fully repaid, this non-cash adjustment will be eliminated in future reporting periods.

Current income tax expense amounted to $4,156,000 (2011 – $985,000), which relates to the estimate of annual tax payable from Santa Elena operations. SilverCrest has prepaid $1,841,000 in cash, and $2,315,000 by offset of Mexican value added tax receivable. There was no outstanding tax payable at December 31, 2012. Deferred tax expense increased to $1,261,000 (2011 - $364,000) primarily from recognizing an income tax deduction on exploration drilling and related costs incurred in 2012 at Santa Elena and Cruz de Mayo.

Exchange gain (loss) on translation to US Dollars amounted to $561,523 (2011 – ($1,022,390)), due to the strength in 2012, of the Canadian dollar against the US dollar. The value of the Company’s Canadian assets were translated at US$1.00 = CAD$1.0167 at December 31, 2011, and US$1.00 = CAD$0.9949 at December 31, 2012.

SELECTED ANNUAL INFORMATION

The following financial data has been prepared under IFRS:

	2012	2011	2010
Revenues (1)	$70,520,085	$41,870,124	$Nil
Net earnings (loss)	$30,475,744	$9,456,419	$(18,969,359)
Comprehensive earnings (loss)	$31,037,267	$8,434,029	$(20,006,537)
Earnings (loss) per share - Basic (2)	$0.33	$0.12	$(0.31)
Earnings (loss) per share - Fully diluted (2)	$0.32	$0.11	$(0.31)
Total assets (3)	$122,071,089	$76,678,537	$49,940,599
Total long term debt (4)	$Nil	$Nil	$4,134,836
Other long term liabilities (5)	$12,113,986	$12,389,281	$13,116,025
Cash dividends declared per share (6)	$Nil	$Nil	$Nil

(1)	The Company achieved commercial production during the second quarter of 2011. Prior to this revenues and related expenses were capitalized to the carrying value of property, plant and equipment.
(2)	All per share amounts are calculated on a weighted average basis.
(3)
Total assets have increased significantly from 2010 primarily from strong operating cash flows, development costs at the Santa Elena Mine and exploration and evaluation programs carried out at the La Joya and Cruz de Mayo projects.

(4)	The Project Loan with MBL was retired during fiscal 2011.

(5)	Other long term liabilities exclude derivative instruments.
(6)	The Company has not paid any dividends since incorporation and currently does not plans to pay dividends in the short term.

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters, prepared in accordance with IFRS:

	Q4	Q3	Q2	Q1	Q4	Q3	Q2 (2)	Q1
	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
Revenues (1)	18,243,732	16,694,752	15,982,031	19,599,570	18,258,349	15,055,514	8,556,261	-
Mine Operating earnings	11,602,694	10,988,623	10,065,447	13,624,598	12,965,279	10,286,196	5,705,087	-
Net earnings (loss) for the period (3)	13,616,026	1,263,317	9,525,881	6,070,520	9,863,459	2,220,524	732,698	(3,360,262)
Comprehensive earnings (loss) for the period (3)	13,315,128	2,213,155	9,165,644	6,343,340	10,383,655	81,856	790,429	(2,821,911)
EPS
Basic	0.14	0.01	0.11	0.07	0.11	0.03	0.01	(0.03)
Diluted	0.13	0.01	0.11	0.07	0.11	0.03	0.01	(0.03)
Total assets (4)	122,071,089	101,245,107	92,667,187	90,466,528	76,678,537	77,608,824	78,373,453	47,556,523
Total debt (5)	-	-	-	-	-	6,339,812	9,544,789	11,200,000
Total derivative instruments (6)	-	24,824,172	20,328,516	25,418,733	23,864,207	33,321,322	31,501,036	30,002,757
Tax liabilities (7)	1,625,000	5,039,388	2,361,000	5,074,000	1,349,000	-	-	-
Other liabilities (7)	16,541,928	16,330,484	17,315,150	16,693,145	17,260,252	15,531,852	16,338,998	16,571,827

(1)
In accordance with IFRS - Revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized. (Refer to Results of Operations section for details of revenues comparison).

(2)
The second quarter of 2011 was the first period whereby revenues and expenses were presented in the statement of operations. Revenues and mine operating expenses have fluctuated since the second quarter of 2011, due to changes in production levels at the Santa Elena Mine, changes in the silver to gold ratio which impacts the Company’s cost of sales calculation and changes in the realized prices for silver and gold ounces sold.

(3)
Net and comprehensive earnings have fluctuated significantly from the impact of recording the fair value changes of open derivative contracts, current income and deferred tax expense and foreign exchange gain (loss) on translation to US dollars.

Comprehensive earnings increased significantly in Q4 2012, compared with Q3 2012, primarily from a positive derivative impact totaling $1,569,370 (Q3 – ($4,495,655)), positive tax movement of $2,713,000 (Q3 – ($3,162,000)) with recording the final tax estimate for 2012 and partially offset by an exchange gain (loss) on translation to US dollars of ($300,846) (Q3 – $949,838).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

SUMMARY OF QUARTERLY RESULTS (continued)

(4)
Total assets have increased significantly during 2012. SilverCrest’s strong operating cash flows and financing activities have allowed our cash and short term investments position to increase by 86% during the twelve months from $25.9 million to $48.1 million, funded $16.8 million in capital expenditures at Santa Elena, and funded $6.7 million in exploration expenditures at La Joya and Cruz de Mayo projects.

(5)	The Project Loan with MBL was retired during fiscal 2011, with repayments of $12.5 million from operating cash flows.

(6)
The derivative instruments (hedging contracts), which were a requirement of the Project Loan with MBL, were required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses included in the statement of operations. The Company calculated the fair value using the forward gold price which had fluctuated significantly over the last eight quarters. In November 2012, SilverCrest settled the remaining 29,000 gold ounces of the Hedging Facility for $23,254,800 in cash. The Company is now a completely unhedged silver and gold producer.

(7)
Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense relating to differences between the financial statement carrying amounts and the respective Mexican tax bases.

SANTA ELENA MINE

Operating Statistics	12 mths 2012	Q4 2012	Q3 2012	Q2 2012	Q1 2012	12 mths 2011
Tonnes ore	1,092,305	301,295	257,784	269,802	263,424	979,464
Tonnes waste	4,640,700	924,927	992,950	1,283,493	1,439,330	3,579,045
Tonnes mined	5,733,005	1,226,222	1,250,734	1,553,295	1,702,754	4,558,509
Waste / ore ratio	4.25	3.07	3.85	4.76	5.46	3.65

Tonnes crushed and loaded on pad	1,157,226	308,693	265,598	317,958	264,977	1,007,716
Average ore tonnes crushed per day	3,162	3,355	2,887	3,494	2,912	2,761
Average silver ore grade (gpt) loaded on pad	47.95	59.59	48.41	39.45	44.13	44.81
Average gold ore grade (gpt) loaded on pad	1.43	1.42	1.37	1.35	1.61	1.82

Contained silver ounces delivered to the pad	1,784,118	591,441	413,426	403,264	375,987	1,511,807
Contained gold ounces delivered to the pad	53,296	14,089	11,681	13,764	13,762	61,279

Silver ounces produced	579,609	153,863	151,368	139,850	134,528	377,071
Silver ounces sold	588,312	171,714	152,088	124,739	139,771	344,724

Gold ounces produced	33,004	7,831	7,184	8,584	9,405	26,969
Gold ounces sold	34,834	8,444	7,923	8,679	9,788	23,962
Ounces delivered to spot market	21,383	6,755	5,422	2,735	6,471	400
Ounces delivered to Sandstorm	6,967	1,689	1,585	1,735	1,958	4,792
Ounces delivered to MBL Hedge	6,484	-	916	4,209	1,359	18,770

Silver equivalent ounces produced (1)	2,371,755	588,948	519,586	646,553	616,668	1,737,458
Silver equivalent ounces sold (1)	2,477,623	640,856	558,185	637,050	641,532	1,570,106
Ag: Au ratio (1)	54.3:1	55.6:1	51.2:1	59.0:1	51.2:1	50.4:1

 (1) Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

In 2012, virtually all production numbers exceeded those of 2011 with the exception of the gold grade and gold ounces delivered to the pad. During the year the cut off grade was reduced from 0.38 gpt Au equivalent to 0.20 gpt Au equivalent (based on the application of a 55:1 Ag:Au ratio, metallurgical recoveries, operating costs and current metal prices) which provided more reserve tonnes but with a lesser reported gold grade. In addition, much of the planned mining in 2012 was scheduled in a portion of the open pit which was of a lower grade when compared to those gold grades mined in 2011. Gold and silver grades are anticipated to increase in 2013.

During the fourth quarter of 2012, Santa Elena operations surpassed “One Million Ounces of Silver” produced to date. Santa Elena produced a record 153,863 ounces of silver in the fourth quarter and 579,609 ounces in 2012, compared to 131,045 ounces and 377,071 ounces, respectively, in 2011. Silver production continues to set quarterly records due to improvement in recoveries and higher grade ore being loaded on the Phase II leach pad.  Santa Elena produced 7,831 ounces of gold in the fourth quarter and 33,004 ounces in 2012, compared to 9,536 ounces and 26,969 ounces, respectively, in 2011.

Open pit tonnes and grades continue to reconcile closely with the geological block model and mine plan. The crushing circuit had an excellent year with average throughput of 3,162 tonnes per day, 26% above the daily design capacity of 2,500 tonnes per day and 15% above average throughput in 2011.

A shallow 13-hole in-pit drill program to better define tonnages and grades of the lower part of the planned open pit was completed in Q2, 2012. The most significant intercepts are 52 metres grading 2.19 gpt Au and 95.5 gpt Ag and 16 metres grading 6.18 gpt Au and 103.4 gpt Ag. These in-fill pit holes confirmed the projection of higher grades expected to be mined in the open pit in 2013 to 2014. These holes were being used to update the open pit reserves for inclusion in production budgets and the Expansion Plan Pre-Feasibility Study.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

SANTA ELENA EXPANSION PLAN

On April 12, 2011, SilverCrest announced the positive results of its “NI 43-101 Technical Report, Reserve Update for the Santa Elena Open Pit and Preliminary Economic Assessment (“PEA”) for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” dated April 1, 2011. The Expansion Plan (the “Plan”) contemplates the installation of a conventional CCD processing facility at Santa Elena, with throughput capacity of 2,500 to 3,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV).  For the purposes of the study, the nearby Cruz de Mayo silver deposit (Phase III) was treated on site as a heap leach operation with potential to ship high grade ore to the proposed Santa Elena processing facility. The current Pre-Feasibility Study being completed assumes that only the higher grade material will be mined, crushed and transported to the Santa Elena processing facility. Lower grade material will be stockpiled until silver prices justify shipping and processing. Heap leaching of lower grade material appears to be sub-economic at current metal prices, therefore a heap leach facility at Cruz de Mayo is not contemplated.

Expansion Plan Update

GR Engineering Services (GRES) of Brisbane, Australia is currently completing the design and engineering with respect to the proposed 3,000 tonne per day CCD processing plant. Construction commenced during the fourth quarter of 2012. Initial construction priorities include earthworks, pouring foundations and tank fabrication. Detailed engineering for the entire facility is on schedule to be completed by Q1, 2013, with a target to begin milling ore from the open pit by January 2014.

Long lead time equipment for the new processing plant has been sourced through purchase of new equipment, and is being funded from the Company’s treasury and cash flow. All long lead time equipment was secured by the end of 2012. (Refer to commitments section for discussion of contracts in place).

Underground decline work progressed to approximately 1,050 metres in length by December 31, 2012 (as at the date hereof approximately 1,200 metres). The total underground development budgeted for 2013 is approximately 1,400 metres. This 4.5 x 4.0 metre production decline ramp will provide access to underground resources, with an anticipated initial production rate of 1,000 tonnes per day starting in H2‐2014 and ramping up to 1,500 tonnes per day by year end.

The leach pad expansion was completed in September 2012 on budget. This pad expansion will provide a further 2 years of capacity for open pit heap leach material. Once the new processing plant is operational, use of the leach pads will be discontinued. Gold and silver metals inventory remaining on the leach pads is currently being assessed as part of the mill feed for the Expansion Plan. Based on in‐pit grade control, crusher composites and produced metals to date, approximately 2.6 million tonnes containing significant residual gold and silver ounces exists on the leach pad.

Based on the current mine schedule, approximately 4 million tonnes of heap leached material may be available for reprocessing once the CCD processing plant is constructed. This inventory and its amenability for recovery in the proposed processing plant will be addressed in the upcoming Expansion Plan Pre‐Feasibility Study. The Company cautions that the potential quantities reported above are conceptual in nature and there has been insufficient work to date to define a NI 43‐101 compliant resource.

Since May 2012, SilverCest has completed 111 holes of an estimated 114 hole (39,000 metres) drill program to re-categorize Indicated and Inferred Resources to Probable Reserves and expand current underground Resources. The program continues to be extremely successful with several holes having identified multiple bonanza grade intercepts and two new high grade gold and silver zones (“El Cholugo and El Cholugo Dos ”) that lie below and are sub-parallel to the Main Mineralized Zone currently being mined. All holes included in this program will assist with resource confirmation and reclassification which will be included in the upcoming Pre-Feasibility Study for the Santa Elena Expansion Project.

SilverCrest has always been very confident that the underground portion of the Santa Elena Main Mineralized Zone would prove to be larger and higher grade than was indicated by the initial drilling and this drilling program has vindicated that confidence. In an epithermal deposit such as Santa Elena narrow widths of high grades can always be expected but to encounter 15.6 metres grading 23.9 gpt Au (0.69 opt) and 307.9 gpt Ag (9.0 opt) is truly remarkable and the discovery of the new ‘El Cholugo Zones” with similar high grades simply adds to the excitement of the increased potential.

For further information, please refer to News Releases dated November 13, 2012, December 4, 2012 January 7, 2013 and January 14, and February 26, 2013 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

Three drills are currently on site completing the in-fill program. Further expansion drilling, beyond the in-fill program, will continue in 2013. Revised Santa Elena Resources and Reserves are expected in Q1 2013 with subsequent reporting of the results of Pre-Feasibility Study for the Expansion Plan.

The Cruz de Mayo Project is a component of the Santa Elena Expansion Plan, and work is ongoing to complete a Pre‐Feasibility Study by the end of 2013. Drilling of an additional 6 holes to further delineate Resources for conversion to Reserves was completed during the third quarter of 2012. Refer to section “MILESTONES TARGETED FOR 2013” for further discussion on Santa Elena 2013 expansion plans.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The “La Joya Project” is located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has entered into purchase and sale agreements for the right to acquire a 100% interest in 10 contiguous mineral concessions (7 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions), encompassing a total of approximately 1,633 hectares at a total cost of $4.18 million ($0.41 million paid) and subject to a 2% NSR royalty from production of minerals. The remaining 5 contiguous mineral concessions encompass a total of approximately 9,023 hectares, and were staked directly by the Company.

In October, 2011, the Company completed the Phase I, 27 core hole drilling program (5,754 metres) at a total cost of approximately $1.6 million. This drill program identified four styles of silver, copper and gold mineralization over thicknesses ranging up to 50 metres including a new “Contact Zone” style of mineralization. The Contact Zone mineralization is similar to that of the nearby well-established San Martin and Sabinas mines.

In February, 2012, SilverCrest filed an NI43-101 Technical Report and initial resource estimation for its La Joya Property (see table below). The initial resource estimates are considered by SilverCrest to represent only a portion of the overall potential within the Phase I area. The Main Mineralized Trend (“MMT”) has an overall length of 2.5 kilometres and an average minimum width of 700 (extended from 500) metres.

La Joya Silver, Gold, Copper Resource Summary (Phase I Area)

Category**	AgEQ Cutoff Grade(GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEQ Ounces*
Inferred***	15	57,940,000	28	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000
Inferred	30	35,546,000	39	0.22	0.30	44,277,000	245,900	237,539,000	86,365,000
Inferred	50	19,622,000	55	0.24	0.45	34,636,000	153,800	194,187,000	66,679,000

* Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is incorporated until further information is available.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

The QPs for the La Joya resource estimation are James Barr., P.Geo. and Lara Reggin, P.Geo. both from the consulting firm of EBA Engineering Consultants Ltd., a Tetra Tech Company and Ting Lu, P.Eng. from Wardrop Engineering, a Tetra Tech Company (collectively, the “Qualified Persons”). The Technical Report was prepared by the Qualified Persons and adheres to the disclosure requirements of NI 43-101. There have been no previous resources reported for La Joya. For further information, please refer to News Release dated February 21, 2012, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

In November 2012, SilverCrest completed a successful Phase II 78-hole (25,812 metres) drilling program at a total cost of $5.47 million. The Phase II drill program was designed to test approximately 2.5 kilometres of the MMT and three separate target areas, El Coloradito, Esperanza and Santo Nino previously identified by historic work. In January 2013, SilverCrest announced an updated resource estimation for La Joya. The first category is comprised of silver, gold and copper mineralization (1- Ag Cu Rich Zone), with lesser amounts of tungsten (WO3), molybdenum (Mo), lead (Pb), and Zinc (Zn). The second category is predominantly tungsten and molybdenum mineralization (2- Contact Zone) with lesser amounts of Ag, Cu, Au, Pb, and Zn.

1-	Ag Cu Rich Zone Resource Summary

Category**	AgEQ Cutoff GradewGPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEQ Ounces*
Inferred***	15	126,700,000	23.5	0.17	0.19	95,900,000	716,200	533,200,000	198,600,000
Inferred	30	71,200,000	34.4	0.22	0.28	78,700,000	524,800	436,800,000	159,800,000
Inferred	60	27,900,000	57.5	0.28	0.48	51,600,000	258,800	288,400,000	100,800,000

SilverCrest believes the 60 gpt Ag Eq portion of the deposit with an estimated tonnage of 27.9 million tonnes grading 112 grams per tonne Ag Eq constitutes a priority area to be examined as a potential “Starter Pit” for initial conceptual operations that will be examined in the PEA. The PEA started in January 2013, with completion expected by H2, 2013.  The La Joya Property has excellent potential for additional resources with the deposits being open in most directions. Further infill and expansion drilling is recommended to increase and convert resources from Inferred to Indicated.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

EXPLORATION PROPERTIES (continued)

2-	Contact Zone Resource Summary

Category**	WO3 (%)**** cut-off	Rounded Tonnes	WO3%	Mo%	WO3 lbs	Mo lbs
Inferred***	0.025	97,600,000	0.055	0.012	118,400,000	23,100,000
Inferred	0.050	44,600,000	0.076	0.016	75,100,000	14,100,000
Inferred	0.095	8,600,000	0.111	0.018	20,900,000	3,000,000
**** WO3 is based on a standard calculation of tungsten (W) times 1.26.100% metallurgical recovery is incorporated until further information is available.

Much of the Contact Zone resource is considered to be near-surface and potentially amenable to conventional open pit mining. This zone also contains gold, silver, copper and tin (as defined by geochemistry) which may add secondary value as a result of increased metal content.

Initial metallurgical test work as reported in the La Joya Technical Report suggests that the La Joya deposit may be amenable to conventional flotation processes for copper concentrating with high grade silver and gold components. Significant metallurgical test work is currently being completed by an independent qualified lab to confirm flotation amenability and fully determine recoveries. The nearby Sabinas Mine (Penoles), which is considered to be a similar deposit style to La Joya, has been in production for many years and is currently producing at an estimated rate of 4,000 tonnes/day and shipping flotation concentrate overseas.

For further information, please refer to News Release dated January 13, 2013, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

Refer to section “MILESTONES TARGETED FOR 2013” for exploration outlook on La Joya.

SILVER ANGEL PROJECT – Mexico

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project in El Salvador, which contains an Inferred Resource of approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has reduced the carrying value for the project to NIL.

CASHFLOWS

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011

Net earnings	$13,616,028	$9,863,459	$30,475,744	$9,456,419
Items not affecting cash	(3,024,064)	(3,040,841)	9,604,861	5,195,955
Cash flows from operations before changes in working capital items and income taxes	10,591,964	6,822,618	40,080,605	14,652,374
Working capital items	(1,582,107)	(2,371,925)	(8,169,898)	(5,309,876)
Income taxes paid	(80,000)	-	(2,826,000)	-
Operating Activities	8,929,857	4,450,693	29,084,707	9,342,498

Financing Activities	11,457,968	(9,299,112)	13,929,715	14,078,486

Investing Activities	(30,112,143)	(1,827,914)	(26,581,876)	(20,744,072)

Impact of exchange rate changes	(15,798)	183,322	524,229	(521,261)

Net Increase in cash and cash equivalents	(9,740,116)	(6,493,011)	16,956,775	2,155,651
Cash beginning of period	37,887,165	17,683,285	11,190,274	9,034,623
Cash end of period	$28,147,049	$11,190,274	$28,147,049	$11,190,274

Operating Activities

The cash flow generated from operating activities was $8,929,857 in the fourth quarter and $29,084,707 for 2012, compared to $4,450,693 and $9,342,498, respectively for 2011. (Refer to Results of Operations section for further discussion).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

CASHFLOWS (continued)

Financing Activities

In October 2012, the Company completed a prospectus offering for total gross proceeds of CAD$34,500,863 ($34,521,563). The Company issued a total of 13,529,750 common shares at a price of CAD$2.55 per share. The offering was co-led by Dundee Securities Ltd. and Canaccord Genuity Corp. and included ROTH Capital Partners, LLC (together, the “Underwriters”). The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the offering. The Company paid a total of $2,190,227 in share issuance costs related to the prospectus offering.

The following table sets out the proposed and actual uses of proceeds from the Company’s October 2012 prospectus offering to December 31, 2012.

Principal Purpose	Amount disclosed in prospectus	Actual expenditure as at December 31, 2012	Remaining to be Spent
Terminate the Company’s Hedging Facility (1)	$23.3 million	$23.3 million	-
General working capital (2)	$ 9.1 million	-	$9.1 million
Total	$32.4 million	$23.3 million	$9.1 million

Footnotes
1) The Company settled the remaining 29,000 gold ounces under its Hedging Facility in November 2012. All gold and silver production are now unencumbered by hedging arrangements.
2) The money is currently invested in a short term deposit. The money will be used as needed to fund working capital and Expansion costs at the Santa Elena Mine.

In May 2011, the Company completed a prospectus offering for total gross proceeds of CAD$30,000,000 ($30,924,000). The Company issued a total of 18,750,000 common shares of the Company at a price of CAD$1.60 per share. The offering was underwritten by Canaccord Genuity Corp. and Jennings Capital Inc. (together, the “Underwriters”). The Underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 1,125,000 compensation warrants, each compensation warrant entitling the Underwriters to purchase one common share of the Company at a price of CAD$1.60 for a term of 24 months. The Company paid a total of $2,111,836 in share issuance costs during fiscal 2011.

The following table sets out the proposed and actual uses of proceeds from the Company’s May 2011 prospectus offering to December 31, 2012.  The variances noted below do not have any impact on the Company’s ability to achieve its business objectives and milestones.

Principal Purpose	Amount disclosed in prospectus	Actual expenditure as at December 31, 2012	Transferred to / (from) general working capital	Remaining to be Spent
Estimated expenses of the Offering	$0.25 million	$0.2 million	$0.05 million	-
Field Programs at Santa Elena and Cruz de Mayo in support of a Pre-Feasibility Study for Expansion Project	$5.1 million	$5.1 million	-	-
Pre-Feasibility Study for Expansion Project (1)	$1.0 million	$0.3 million	$0.5 million	$0.2 million
Initial deposits for construction and installation of conventional CCD processing mill facility at the Santa Elena Mine (2)	$8.0 million	$1.6 million	-	$6.4 million
Land purchase to further secure surface and access rights on Santa Elena Project (3)	$1.5 million	-	$1.5 million	-
Santa Elena Mine sustaining capital	$1.5 million	$1.5 million	-	-
General exploration expenditures (4)	$1.0 million	$6.7 million	($5.7) million	-
General working capital (5)	$9.8 million	$6.15 million	$3.65 million	-
Total	$28.2 million	$21.6 million	-	$6.6 million

Footnotes
1) Additional costs remain to be incurred to complete the upcoming report.
2) Initial deposits for long lead items to be made during first quarter of 2013.
3) Negotiations are ongoing for the purchase of surface and access rights.
4) $6.7 million expended on exploration at La Joya Project since June, 2011.
5) Costs for corporate administration in Canada and Mexico.

The Company settled in cash the European gold call option with MBL for $3,020,609 and made Project Loan repayments totaling $7,100,000 together with interest of $82,448 in the fourth quarter of 2011, and repayments totaling $12,500,000 together with interest of $826,574 in 2011.

During the fourth quarter, SilverCrest received $2,264,400 (2011 – $884,700) from the exercise of 2,500,000 (2011 – 562,500) warrants and $117,033 (2011 – $19,245) from the exercise of 76,000 (2011 – 18,750) incentive stock options.  During the year ended December 31, 2012, SilverCrest received $4,595,047 (2011 – $884,700) from the exercise of 5,052,200 (2011 – 562,500) warrants and $258,132 (2011 – $728,805) from the exercise of 176,000 (2011 – 943,750) incentive stock options.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

CASHFLOWS (continued)

Investing Activities

The Company invested $20 million (2011 - $Nil) in short term deposits during the fourth quarter. The Company’s $14.5 million short term investments, which had been purchased in June 2011, matured in June 2012.

SilverCrest received $109,480 (2011 - $5,503) during the fourth quarter and $456,100 (2011 - $49,745) in 2012, from interest on cash equivalents and short term investments.

SilverCrest spent $8,201,379 (2011 – $1,216,560) during the fourth quarter and $14,940,492 (2011 – $7,286,798) in 2012 primarily on sustaining capital and expansion costs at the Santa Elena Mine.

SilverCrest spent $2,020,244 (2011 - $616,857) during the fourth quarter and $6,587,484 (2011 - $2,000,563) in 2012 on exploration and evaluation at the La Joya and Cruz de Mayo Projects.

Prior to commencement of commercial production at Santa Elena, proceeds from the sales of silver and gold and related mine operating costs were capitalized. In the first quarter of 2011, SilverCrest capitalized approximately $3 million of mine operating costs and approximately $3.8 million from sales of silver and gold.

Impact of exchange rate changes

As at December 31, 2012, the Company held $48.1 million (2011 - $25.9 million) in cash, cash equivalents and short term investments, of which approximately $4.7 million (2011 - $23.0 million) were denominated in Canadian Dollars and approximately $43.3 million (2011 - $2.8 million) in US dollars. In 2012, the Company’s cash was positively impacted by $524,229 (2011 – ($521,261)) on translation due to the strengthening of the Canadian dollar against the US dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

LIQUIDITY AND CAPITAL RESOURCES

		2012	2011
Assets

Cash and cash equivalents	(i)	$28,147,049	$11,190,274
Short term investments	(i)	20,000,000	14,749,500
Other current assets	(i)	13,063,568	10,094,746
Non-current assets		60,860,472	40,644,017

Total Assets		122,071,089	76,678,537

Liabilities

Current liabilities	(ii)	6,052,942	11,942,291
Non-current liabilities		12,113,986	30,531,168

Total Liabilities		$18,166,928	$42,473,459

Working Capital	(i-ii)	$55,157,675	$24,092,229

ASSETS

Cash, cash equivalents and short term investments amounted to $48,147,049 (2011 - $25,939,774) an increase of 86% as a result of our strong operating cash flows. The Company’s CAD$15 million short term investments, which had been purchased in June 2011, matured in June 2012, and SilverCrest subsequently invested $20 million in highly liquid term deposits.  SilverCrest continues to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies and development plans to assess financing requirements.

Other current assets increased primarily from inventory growth on the leach pad at the Santa Elena Mine. During 2012, 4.7 million contained silver equivalent ounces (Au:Ag 55:1) were delivered to the leach pad with 2.37 million silver equivalent ounces extracted. At December 31, 2012, inventory was valued at $12,231,752 (2011 - $9,293,761). Metals inventory on the leach pad not recovered in the next twelve months is being assessed for mill feed during the Expansion Plan. The Company has elected to stockpile more reagents, crusher and development parts so supplies inventory increased during 2012, by 42% to $961,073.

Property, plant and equipment increased to $43,445,953 (2011 - $32,848,898). Sustaining capital, in-pit and exploration drilling together with Expansion Plan expenditures at Santa Elena amounted to $16,786,338. The Company recorded depreciation and depletion of $6,189,283 for 2012.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

LIQUIDITY AND CAPITAL RESOURCES

Exploration and evaluation assets increased to $11,059,062 (2011 - $4,352,304) from expenditures incurred at the La Joya ($5,581,670) and Cruz de Mayo ($1,125,088) projects.

Value added taxes receivable are taxes in Mexico that the Company has paid and due to be refunded or deducted from income taxes payable. Value added taxes receivable at December 31, 2012 were $6,355,457 (2011 - $3,442,815) due to governmental delays in processing the Company’s value added tax submissions. The Company believes the balance is fully recoverable and has not provided an allowance.

LIABILITIES

Accounts payable and accrued liabilities increased to $3,576,042 (2011 - $2,669,887) mainly due to new commitments for the Expansion Plan and greater inventory purchases at Santa Elena.

Taxes payable amounted to $nil (2011 - $985,000). The Company has settled all tax liabilities relating to fiscal 2011 and made 2012 income tax prepayments totaling $4,156,000.  The Company prepaid $1,841,000 in cash and $2,315,000 by offset of Mexican value added taxes receivable. Deferred tax liabilities increased to $1,625,000 (2011 - $364,000) primarily from recognizing an income tax deduction on exploration drilling and related costs incurred in 2012 at Santa Elena and Cruz de Mayo, which gives rise to differences between the financial statement carrying amounts and the respective Mexican tax base.

Derivative instruments liability is $nil (2011 – $23,864,207).  During 2012, the Company delivered 6,484 gold ounces into the MBL Hedging Facility, and in November 2012, settled the remaining 29,000 gold ounces for $23,254,800 in cash. The Company has no further obligations under the Project Loan Facility with MBL.

Deferred revenue decreased to $8,950,024 (2011 - $11,564,623) from the delivery of 6,967 gold ounces to Sandstorm Gold Ltd.

Asset retirement obligations increased to $4,015,862 (2011 - $3,025,742), from an increase in the Company’s reclamation obligations relating to the Santa Elena, La Joya and Cruz De Mayo Projects.

Liquidity Outlook

The Company’s cash, cash equivalents and short term investments balance, and the cash flow expected to be generated from the operation of the Santa Elena Mine, are anticipated to be sufficient to meet the planned development, exploration and operating activities of the Company for the next twelve months.

The significant expected capital and exploration expenditures for 2013 include the following;

Santa Elena Mine:

•	Expansion Capital – Mill facility: $ 53.2 million

•	Expansion Capital – Underground Mine Development: $ 7.8 million

•	Expansion Drilling and Pre-Feasibility Study: $ 3.5 million

•	Sustaining Capital: $ 1.0 million

Exploration Expenditures:

•	La Joya – drilling and PEA: $ 6.5 million

•	La Joya – Property Acquisition Payment: $ 4.0 million

Exploration expenditures may be adjusted throughout the year depending on success.

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value

b)	Unlimited number of preferred shares without par value (none outstanding)

As at December 31, 2012, SilverCrest had 105,892,129 common shares outstanding. In addition, SilverCrest had 7,800,000 outstanding share purchase options and 510,300 outstanding share purchase warrants which, if exercised, would result in fully diluted common shares outstanding of 114,202,429.

At the date hereof, SilverCrest has 107,822,129 common shares outstanding. In addition, SilverCrest has 6,600,000 outstanding share purchase options and 130,300 outstanding share purchase warrants which, if exercised, would result in fully diluted common shares outstanding of 114,552,429.

Since December 31, 2012, the common shares outstanding increased by 1,930,000 from the exercise of 1,550,000 share purchase options and 380,000 share purchase warrants (Refer to subsequent events section for further details).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

COMMITMENTS

The Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project. At December 31, 2012, these commitments totaled approximately $10,670,000 ($2,030,000 paid), all of which are expected to become due over the next 12 months. Subsequent to December 31, 2012, the Company entered into additional contractual commitments related to the Santa Elena Expansion Project totaling approximately $10,400,000, which cumulatively amounts to $21,070,000 ($7,375,000 paid). Office lease commitments at the Vancouver and Hermosillo offices for the next 12 months total $140,917.

The following table lists as of December 31, 2012 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating Lease Obligations	$320	$141	$179	$-	$-
Purchase Obligations	13,695	13,695	-	-	-
Asset Retirement Obligations(1)	4,016	-	-	-	4,016
Deferred Revenue(2)	8,951	2,477	4,954	1,343	177
Total	$26,982	$16,313	$5,133	$1,343	$4,193

1)
Asset retirement obligations relate to the operation of the Santa Elena, Cruz de Mayo and La Joya Projects. The fair value of the estimated future expenditures required to settle the Company’s reclamation and remediation obligations as at December 31, 2012, has been estimated to be $4,015,862, using a long-term inflation rate of 4.9%, a discount rate of 5.69% and projected mine life of 8 years.

2)
Deferred revenue relates to an upfront deposit from Sandstorm for the future delivery of gold ounces at contract prices and to common shares of Sandstorm received by the Company for the guarantee of obligations under a definitive Purchase Agreement dated May 14, 2009 between Sandstorm and a wholly-owned Mexican subsidiary of the Company. Once deliveries of gold are made to Sandstorm, the Company recognizes a portion of the deferred revenue as sales on the basis of the proportion of gold ounces sold to Sandstorm over the estimated life of mine reserves and resources at the Santa Elena Project attributable to Sandstorm.

OFF BALANCE SHEET ARRANGEMENTS

As at December 31, 2012, the Company had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties:

Legal Fees

Paid or accrued $164,861 (2011 - $101,949) for legal fees, which were included in professional fees, recognized $32,336 (2011 - $39,472) in share-based payments, and paid $106,482 (2011 - $108,177) for share issuance costs to a law firm of which an officer of the Company is a partner.

Key Management Compensation

	2012	2011
Salaries and short-term benefits (1)	$1,365,881	$1,125,524
Directors' fees	85,352	67,785
Share-based payments	977,976	1,068,774
	$2,429,209	$2,262,083

(1) Total remuneration paid to the President, Chief Operating Officer and Chief Financial Officer of SilverCrest

Other transactions

Paid $188,915 (2011 - $98,854) for technical and administrative services and recognized $94,564 (2011 - $41,423) in share-based payments to close members of the families of individuals who are part of key management personnel.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

SUBSEQUENT EVENTS

The following events occurred subsequent to December 31, 2012:

a)
1,550,000 incentive stock options priced between CAD$1.03 and CAD$1.60 per share were exercised for cash proceeds of $1,845,037 and 380,000 warrants were exercised at CAD$1.60 per share for cash proceeds of $601,872.

b)	The Company granted 350,000 incentive stock options, exercisable at CAD$2.60 per share.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature, and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, cash equivalents, short term investments, amounts receivable, value added taxes receivable, accounts payable and accrued liabilities. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions and is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents, short term investments and value added taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents and short term investments with high-credit quality financial institutions. Receivables are due primarily from government agencies in Canada and Mexico.

c. Foreign Currency Risk

The Company operates in Canada and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d.    Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any term deposit or guaranteed bank investment certificate as they are held with large and stable financial institutions. At December 31, 2012, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the year.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

e.    Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants. The Company closely monitors commodity prices of precious metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  At December 31, 2012, the Company has not entered into any agreement or purchased any instruments to hedge possible commodity risks.

CRITICAL ACCOUNTING ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated financial statements. Information about such judgments and estimates are contained in the accounting policies and/or the notes to these consolidated financial statements, and the key areas are summarized below.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Inventory – silver and gold in process

The Company records the cost of mined ore and material in the process of being converted to a saleable product as silver and gold in process inventory. Leach pad inventory is comprised of crushed ore from the mine that has been placed on a heap leach pad for processing. The quantity of silver and gold added to the leach pad is estimated based on tonnes placed on the pad and on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and from production and may refine its estimate of silver and gold content in inventory from time to time.

Proven and probable reserves

Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction are used in: the calculation of depletion expense; the amortization of deferred revenue; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Mineral Properties

The cost of acquiring, exploring and developing mineral properties, and the cost to increase future output by providing access to additional reserves or resources, are deferred. After a mine commences production, these costs are depleted using the unit of production method.

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control, and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used, and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

CRITICAL ACCOUNTING ESTIMATES (continued)

Asset Retirement Obligations

Asset Retirement Obligations are estimated costs for the reclamation of the Company’s mine and mineral properties. These estimates include assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, change in timing of activities, change in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available, and will assess the impact of new regulations and laws as they are enacted.

Share based payments

The Company uses assumptions to determine the fair value of share based payments.

Income Taxes

The determination of current and deferred tax expense (recovery) for future periods involves judgment as to the expected timing of reversals of deferred tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. The presentation currency of the Company is the US dollar.

NEW STANDARDS NOT YET ADOPTED

The International Accounting Standards Board (“IASB”) issued the following pronouncements that are effective for years beginning January 1, 2013, or later and may affect the Company’s future consolidated financial statements.

IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IFRS 13, Fair Value Measurement, IAS 32, Financial Instruments Presentation, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

These new and revised accounting standards have not yet been adopted by SilverCrest, and the Company has not yet completed the process of assessing the impact that they will have on its consolidated financial statements.

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash cost per silver equivalent ounce sold” and “Cash flows from operations before changes in working capital items”. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash flow. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cost of sales per the consolidated financial statements to cash cost per silver equivalent ounce sold:

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011 (1)
Cost of sales	$5,156,489	$3,764,200	$18,307,681	$9,526,888

Silver ounces sold	171,714	120,199	588,312	344,724
Gold ounces sold	8,444	9,702	34,834	23,962

Ag:Au ratio (2)	55.6:1	56.3:1	54.3:1	50.4:1

Silver equivalent ounces sold (2)	640,856	666,303	2,477,623	1,570,106
Cash cost per silver equivalent ounce sold	$8.05	$5.65	$7.39	$6.07

(1) The year ended December 31, 2011, excludes the costs and ounces sold in the first quarter of 2011, as prior to April 1, 2011 operating revenues and expenses were capitalized to the Santa Elena Mine.

(2) Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

NON-IFRS PERFORMANCE MEASURES

The following table provides a reconciliation of cash provided by operating activities per the consolidated financial statements to cash flows from operations before working capital items:

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011
Cash provided by operating activities	$8,929,857	$4,450,693	$29,084,707	$9,342,498
Income taxes paid	80,000	-	2,826,000	-
Change in non-cash working capital items	1,582,107	2,371,925	8,169,898	5,309,876
Cash flows before changes in working capital items	$10,591,964	$6,822,618	$40,080,605	$14,652,374
Weighted average number of common shares outstanding	100,441,504	86,663,595	91,959,307	78,909,624
Cash per common share	$0.11	$0.08	$0.44	$0.19

CAUTIONARY STATEMENT AND DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated April 25, 2012.  There have been no major changes from the reported risks factors outlined in the AIF. Important risk factors to consider, among others, are

•	Precious and base metal price fluctuations
•	Operating hazards and risks
•	Calculation of reserves and resources and precious metal recoveries
•	Uncertainty of funding
•	Substantial volatility of share price

The AIF is available on the SEDAR website under the Company’s profile at www.sedar.com.

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated use of proceeds of the offering, anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and twelve months ended December 31, 2012	TSX.V:SVL NYSE MKT:SVLC

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the consolidated financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying consolidated financial statements.

MANAGEMENT’S REPORT ON DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company, under the supervision of the President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) is responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

At December 31, 2012, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of that date.

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting. The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

At December 31, 2012, under the supervision and with the participation of our CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting. Based its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no material change in the Company’s internal control over financial reporting during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).